FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                GRANITE MORTGAGES 03-1 PLC


                                By:    /s/  Clive Rakestrow
                                       ------------------------------------
                                Name:  L.D.C. Securitisation Director No. 1
                                Limited by its authorized person Clive
                                Rakestrow for and on its behalf
                                Title:  Director
Date: July 8, 2004

                                GRANITE FINANCE FUNDING LIMITED


                                By:    /s/  Jonathan David Rigby
                                       -----------------------------------
                                Name:  Jonathan David Rigby
                                Title:  Director

Date: July 8, 2004

                                GRANITE FINANCE TRUSTEES LIMITED


                                 By:    /s/  Daniel Le Blancq
                                        -----------------------------------
                                 Name:  Daniel Le Blancq
                                 Title:  Director
Date: July 8, 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-1 PLC

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Finance
  Trustees Limited, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance
  Funding Limited
Period 1 May 2004 - 31 May 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                              246,272

Current Balance                                   (GBP)19,862,945,308

Last Months Closing Trust Assets                  (GBP)19,806,197,097

Funding share                                     (GBP)18,651,521,741

Funding Share Percentage                                        93.90%

Seller Share*                                      (GBP)1,211,423,567

Seller Share Percentage                                          6.10%

Minimum Seller Share (Amount)*                       (GBP)914,659,299

Minimum Seller Share (% of Total)                                4.60%

Excess Spread last quarter annualised (% of Total)               0.26%
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

                           Number            Principal ((GBP))         Arrears ((GBP))               By Principal (%)

< 1 Month                  242,575          19,579,277,969                    0                          98.57%

> = 1 < 3 Months             3,058             237,766,147                2,029,804                       1.20%

> = 3 < 6 Months               496              35,949,117                  880,304                       0.18%

> = 6 < 9 Months               121               8,412,998                  375,190                       0.04%

> = 9 < 12 Months               18               1,207,581                   76,246                       0.01%

> = 12 Months                    4                 331,496                   29,944                       0.00%

Total                      246,272          19,862,945,308                3,391,488                     100.00%


Properties in Possession

                                                     Number            Principal ((GBP))             Arrears ((GBP))

Total (since inception)                              169                9,344,253                       450,853

Properties in Possession                                                                                     71

Number Brought Forward                                                                                       57

Repossessed (Current Month)                                                                                  14

Sold (since inception)                                                                                       98

Sold (current month)                                                                                         13

Sale Price / Last Loan Valuation                                                                           1.11

Average Time from Possession to Sale (days)                                                                 125

Average Arrears at Sale                                                                              (GBP)2,350

Average Principal Loss (Since inception)*                                                              (GBP)186

Average Principal Loss (current month)**                                                               (GBP)142

MIG Claims Submitted                                                                                          8

MIG Claims Outstanding                                                                                        1

Average Time from Claim to Payment                                                                           59


*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month. Note: The arrears analysis and repossession information is at close of business for the report month




Substitution

                                                Number      Principal ((GBP))

Substituted this period                         10,603      (GBP)999,998,805

Substituted to date (since 26 March 2001)      404,868   (GBP)32,424,779,771


CPR Analysis

                                                 Monthly    Annualised

Current Month CPR Rate                            4.84%       44.67%

Previous Month CPR Rate                           5.13%       46.85%


Weighted Average Seasoning (by value) Months                  23.46

Weighted Average Remaining Term (by value) Years              20.20

Average Loan Size                                       (GBP)80,655

Weighted Average LTV (by value)                               75.47%

Weighted Average Indexed LTV (by value)                       62.05%

Non Verified (by value)                                       30.78%

Product Breakdown

Fixed Rate (by balance)                                       49.43%

Together (by balance)                                         25.83%

Capped (by balance)                                            1.32%

Variable (by balance)                                         20.54%

Tracker (by balance)                                           2.88%

Total                                                         100.0%

Geographic Analysis

                Number      % of Total         Value ((GBP))       % of Total

East Anglia      5,129           2.08%           419,108,146          2.11%

East Midlands   17,750           7.21%         1,283,146,267          6.46%

Greater London  29,137          11.83%         3,899,096,164         19.63%

North           30,694          12.46%         1,636,706,693          8.24%

North West      34,055          13.83%         2,192,869,162         11.04%

Scotland        24,507           9.95%         1,507,597,549          7.59%

South East      35,772          14.53%         3,962,657,589         19.95%

South West      15,733           6.39%         1,410,269,117          7.10%

Wales           10,514           4.27%           659,449,784          3.32%

West Midlands   16,280           6.61%         1,229,516,315          6.19%

Yorkshire       26,701          10.84%         1,660,542,228          8.36%

Total          246,272            100%        19,862,945,308           100%


LTV Levels Breakdown

                                Number         Value ((GBP))       % of Total

0% < 25%                         8,048           311,848,241          1.57%

> = 25% < 50%                   28,178         1,976,363,058          9.95%

> = 50% < 60%                   18,163         1,551,296,029          7.81%

> = 60% < 65%                   10,755           973,284,320          4.90%

> = 65% < 70%                   12,404         1,158,009,711          5.83%

> = 70% < 75%                   17,795         1,608,898,570          8.10%

> = 75% < 80%                   18,711         1,976,363,058          9.95%

> = 80% < 85%                   25,336         2,482,868,164         12.50%

> = 85% < 90%                   36,645         2,814,579,350         14.17%

> = 90% < 95%                   53,644         3,901,082,458         19.64%

> = 95% < 100%                  16,434         1,100,407,170          5.54%

> = 100%                           159             7,945,178          0.04%

Total                          246,272        19,862,945,308         100.0%


Repayment Method

                                Number         Value ((GBP))       % of Total

Endowment                       30,705         2,244,512,820         11.30%

Interest Only                   27,611         3,702,453,005         18.64%

Pension Policy                     676            67,534,014          0.34%

Personal Equity Plan             1,342            97,328,432          0.49%

Repayment                      185,938        13,751,117,037         69.23%

Total                          246,272        19,862,945,308        100.00%


Employment Status

                                Number         Value ((GBP))       % of Total

Full Time                      217,376        16,573,641,565         83.44%

Part Time                        3,047           178,766,508          0.90%

Retired                            508            15,890,356          0.08%

Self Employed                   22,954         2,983,414,385         15.02%

Other                            2,387           111,232,494          0.56%

Total                          246,272        19,862,945,308        100.00%


NR Current Existing Borrowers' SVR                6.29%

Effective Date of Change                        1 May 2004

Notes    Granite Mortgages 03-1 plc


                 Outstanding             Rating              Reference Rate     Margin
                                    Moodys/S&P/Fitch

Series 1

A1                    $0               P-1/A-1+/F1+              1.11%          -0.01%

A2              $1,130,710,240          Aaa/AAA/AAA              1.34%           0.19%

A3**              $276,908,642          Aaa/AAA/AAA                N/A           0.40%

B                 $42,000,000             Aa3/AA/AA              1.58%           0.43%

C                 $56,000,000          Baa2/BBB/BBB              2.60%           1.45%

Series 2

A            (euro)900,000,000          Aaa/AAA/AAA              2.29%           0.24%

B             (euro)62,000,000            Aa3/AA/AA              2.48%           0.43%

C             (euro)94,500,000         Baa2/BBB/BBB              3.50%           1.45%

Series 3

A             (GBP)665,000,000          Aaa/AAA/AAA              4.62%           0.24%

B              (GBP)31,000,000            Aa3/AA/AA              4.81%           0.43%

C              (GBP)41,000,000         Baa2/BBB/BBB              5.83%           1.45%


** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears. Credit Enhancement


                                                                       % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                        (GBP)97,837,647           4.14%

Class C Notes ((GBP)Equivalent)                       (GBP)137,914,263           5.83%


                                                                       % of Funding Share

Class B Notes ((GBP)Equivalent)                        (GBP)97,837,647           0.52%

Class C Notes ((GBP)Equivalent)                       (GBP)137,914,263           0.74%


Granite Mortgages 03-1 Reserve Fund Requirement        (GBP)45,000,000           0.24%

Balance Brought Forward                                (GBP)30,531,520           0.16%

Drawings this Period                                       (GBP)0                0.00%

Excess Spread this Period                               (GBP)2,278,734           0.01%

Funding Reserve Fund Top-up this Period*                   (GBP)0                0.00%

Current Balance                                        (GBP)32,810,254           0.18%


Funding Reserve Balance                                (GBP)53,700,000           0.29%

Funding Reserve %                                           1.0%                  NA
*Top-ups only occur at the end of each quarter.



Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.